Exhibit (e)(23)

AMENDMENT NO. 3 TO THE

COMMERCIAL METALS COMPANIES

BENEFIT RESTORATION PLAN

Pursuant to the authority of the Board of Directors of Commercial Metals Company, and the provisions of Article XII thereof, the Commercial Metals Companies Benefit Restoration Plan is hereby amended effective as of September 1, 1997, in the following respects only:

Article III, Section 3.1, is hereby amended in its entirety to read as follows:

“3.1 For any Plan Year, a Participant who elects to contribute to the Profit Sharing Plan the lesser of: (i) the maximum elective deferral permitted under Section 402(g)(1) of the Code with respect to the taxable year in which such Plan Year begins, or (ii) the maximum elective contributions permitted under the terms of the Profit Sharing Plan with respect to such Plan Year, may irrevocably elect to defer a portion of the Annual Compensation otherwise payable to him with respect to such Plan Year, in the amount set forth below. The amount which a Participant may elect to defer under this Plan for any Plan Year shall be a percentage of his Annual Compensation for such Plan Year which is no less than one percent (1%), and no greater than fifteen percent (15%), both of said amounts to be reduced by the total contributions made to the Profit Sharing Plan by the Participant during such Plan Year. Any amounts withheld, pursuant to this Section 3.1, from the Annual Compensation otherwise payable to a Participant shall be credited to his Account as of the date on which such amounts would otherwise have been paid.”